UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68236X100

(CUSIP Number)

Ravi Sarin

10207 Clematis Ct,

Los Angeles, CA 90077

(424) 333-0154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 68236X100

1.	Name of Reporting Person: Ravi Sarin
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,109,771 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,109,771 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,109,771 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 5.5% (1)(2)
14.	Type of Reporting Person: IN

(1)

Represents shares of Issuer’s Common Stock received by OncologyCare Partners, LLC (“OncologyCare Partners”) in connection with the Business Combination of the Issuer, which is the subject of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 18, 2021, as amended on November 19, 2021 (“Form 8-K”). Excludes the following shares that OncologyCare Partners is entitled to receive pursuant to the earn-out provisions of the Merger Agreement referenced in the Form 8-K (“Merger Agreement”): (i) 348,998 shares of Common Stock if the volume-weighted average price of the Common Stock for any 20 trading days within any 30-trading day period (x) during the two-year period following the Closing Date referenced in the Form 8-K (“Closing Date”) equals or exceeds $12.50, or (y) during the three-year period following the Closing Date, equals or exceeds $15.00, and (ii) 523,497 shares of Common Stock if, during the three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period; and (iii) all such shares of Common Stock, in the event of a qualifying change of control as provided in the Merger Agreement.

(2)	Calculations of the percentage of the shares of Common Stock beneficially owned is based on 74,590,130 shares of Common Stock outstanding.

CUSIP No.: 68236X100

1.	Name of Reporting Person: OncologyCare Partners, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,109,771 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,109,771 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,109,771 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 5.5% (1)(2)
14.	Type of Reporting Person: OO

(1)

Represents shares of Issuer’s Common Stock received by OncologyCare Partners in connection with the Business Combination of the Issuer, which is the subject of the Form 8-K. Excludes the following shares that OncologyCare Partners is entitled to receive pursuant to the earn-out provisions of the Merger Agreement: (i) 348,998 shares of Common Stock if the volume-weighted average price of the Common Stock for any 20 trading days within any 30-trading day period (x) during the two-year period following the Closing Date, equals or exceeds $12.50, or (y) during the three-year period following the Closing Date, equals or exceeds $15.00; and (ii) 523,497 shares of Common Stock if during the three-year period following the Closing Date the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period; and (iii) all such shares of Common Stock, in the event of a qualifying change of control as provided in the Merger Agreement.

(2)	Calculations of the percentage of the shares of Common Stock beneficially owned is based on 74,590,130 shares of Common Stock outstanding/

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of The Oncology Institute, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 18000 Studebaker Rd, Suite 800, Cerritos, CA 90703. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)

This Schedule 13D is filed by Ravi Sarin, a member of the board of directors of the Issuer (the “Board”) and OncologyCare Partners, LLC, a Delaware limited liability company (“OncologyCare Partners” and collectively with Mr. Sarin, the “Reporting Persons”).

OncologyCare Partners is managed by OncologyCare Holdings, LLC, a Delaware limited liability company. Mr. Sarin is the former managing member of OncologyCare Holdings, LLC, and continues to have the ability to influence the vote and disposition of the shares in certain circumstances, and thus may be deemed to indirectly beneficially own the shares held by OncologyCare Partners. Mr. Sarin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The names of the managing members of OncologyCare Partners and Oncology Holdings, LLC is set forth on Attachment A to this Schedule 13D.

(b)

The business address of Ravi Sarin and OncologyCare Partners is 10207 Clematis Ct., Los Angeles, CA 90077.

The residence or business address of each managing member of OncologyCare Partners and OncologyCare Holdings, LLC is set forth on Attachment A to this Schedule 13D.

(c)

Mr. Sarin serves as a member of the Board, as well as a member of the board or directors of Oceans Healthcare, Riviera Partners, BestLife Holdings and True Blue Car Wash. Mr. Sarin is Co-Head and Founding Partner of AEA Growth, an investment firm, and Founder and Managing Partner of ROCA Partners, a growth equity investment firm. OncologyCare Partners is the investment vehicle used by ROCA Partners in connection with its investment in Old TOI.

The principle occupation of each managing member of OncologyCare Partners and OncologyCare Holdings, LLC is set forth on Attachment A to this Schedule 13D.

(d)	During the last five years, neither of the Reporting Persons nor any persons listed on Attachment A to this Schedule 13D have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons, nor any persons listed on Attachment A to this Schedule 13D have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 12, 2021 (the “Closing Date”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp. a Delaware corporation (“DFP”), Orion Merger Sub I, Inc., a Delaware corporation (“First Merger Sub”), Orion Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and TOI Parent, Inc., a Delaware corporation (“Old TOI”): (a) First Merger Sub merged with and into Old TOI (the “First Merger”), with Old TOI continuing as the surviving corporation of the First Merger; (b) immediately following the First Merger Old TOI merged with and into Second Merger Sub (such merger, together with the First Merger, the “Merger,” and, collectively with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Second Merger Sub continuing as the surviving entity and a wholly owned subsidiary of DFP; (c) DFP filed the Issuer’s Amended and Restated Certificate of Incorporation (the “Charter”) and adopted the Bylaws; and (d) in connection with the filing of the Charter, the Issuer’s name changed from “DFP Healthcare Acquisitions Corp.” to “The Oncology Institute, Inc.”

Upon the consummation of the Merger, each outstanding share of Old TOI Common Stock was canceled, and, each holder thereof became entitled to receive its allocable share of merger consideration, consisting of (i) shares of DFP’s Class A common stock, par value $0.0001 per share (“DFP Class A Common Stock”), and (ii) the Closing Cash Consideration (as defined in the Merger Agreement). The aggregate value of the Closing Merger Consideration (attributing a $10.00 per share value to each DFP Class A Common Stock) was $762,052,411.00, and, each holder of Old TOI common stock received approximately 22% of its merger consideration in cash and 78% of its merger consideration in DFP Class A Common Stock. In addition, each holder of Old TOI Common Stock received the contingent right to receive Earnout Shares (as defined and described in the Proxy Statement/Prospectus). In connection with the consummation of the Merger and as provided in the Charter, each share of DFP Class A Common Stock was reclassified into one share of Common Stock of the Issuer.

As a result, upon consummation of the Merger, the 9,000 shares of common stock of Old TOI held by OncologyCare Partners were cancelled, and, OncologyCare Partners received 4,109,771 shares of the Issuer’s Common Stock, approximately $11,690,000, and the right to receive up to an aggregate of an additional 872,495 shares of Common Stock (the “Earnout Shares”) if, during the three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds certain thresholds, as follows: (i) 348,998 shares of Common Stock will be issued if the volume-weighted average price of the Common Stock for any 20 trading days within any 30-trading day period during the two-year period following the Closing Date equals or exceeds $12.50, or during the three-year period following the Closing Date, equals or exceeds $15.00; (ii) 523,497 shares of Common Stock will be issued if during the three-year period following the Closing Date the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period; and (iii) all such additional shares of Common Stock will be issued in the event of a qualifying change of control, as provided in the Merger Agreement.

Item 4.	Purpose of Transaction

The information contained in Item 3 and Item 6 is incorporated by reference herein.

The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the respective Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, either of the Reporting Persons may change its present intentions as stated above and may assess whether to make suggestions to the Board regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under its control. The Reporting Persons may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s respective trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of its review, may take actions with respect to its investment or the Issuer, including communicating from time to time with the Board, members of management, other security holders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Mr. Sarin is currently a member of the Board and is deemed to indirectly beneficially own the securities held by OncologyCare Partners. In such capacity, Mr. Sarin may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change its purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)    Each of the Reporting Persons is deemed to beneficially own 4,109,771 shares of the Common Stock, or approximately 5.5% of the outstanding Common Stock. This percentage is based on 74,590,130 shares of Common Stock outstanding after the consummation of the Merger.

The shares of the Issuer’s Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 3 above.

(b)    The Reporting Persons have shared power to vote and dispose, or direct the voting or disposition, of the shares of the Common Stock held by OncologyCare Partners. Mr. Sarin is the former managing member of OncologyCare Holdings, LLC, which is the managing member of OncologyCare Partners, and continues to have the ability to influence the vote and disposition of the shares in certain circumstances, and thus may be deemed to indirectly beneficially own the shares held by OncologyCare Partners. Mr. Sarin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(c)    Except as described herein, neither of the Reporting Persons nor any persons listed on Attachment A to this Schedule 13D has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Upon the Closing, OncologyCare Partners entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with (i) the Issuer, (ii) DFP Sponsor LLC, and (iii) certain other parties named therein. Under the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of all Issuer Common Stock held by the Rights Holders, as defined therein, including OncologyCare Partners. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Rights Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by or otherwise issuable to such Rights Holders. The Registration Rights Agreement also provides the Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Issuer’s bylaws subject certain shares of Common Stock of the Issuer received in connection with the Business Combination (the “Lock-Up Shares”), including those held by the Reporting Persons as of the Closing Date, to transfer restrictions, which prohibit (subject to certain exceptions) sales, transfers, pledges, or other dispositions of the Lock-Up Shares for 12 months after the Closing Date. The Issuer’s bylaws provide that 50% of the Lock-Up Shares held by the Reporting Persons will be released from lock-up six months after the Closing Date and that an additional 25% of the Lock-Up Shares held by the Reporting Person will be released from lock-up nine months after the Closing Date.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.1	Joint Filing Statement dated November 22, 2021

Exhibit 2.1	Agreement and Plan of Merger dated June 28, 2021 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 29, 2021).

Exhibit 2.2	Amended and Restated Registration Rights Agreement dated November 12, 2021 (Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2021).

Exhibit 2.3	Amended and Restated Bylaws of The Oncology Institute, Inc., dated November 12, 2021 (Incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021
RAVI SARIN

/s/ Ravi Sarin

ONCOLOGYCARE PARTNERS, LLC

By: OncologyCare Holdings, LLC,
Title: Managing Member

/s/ Andrew Yang
	Name:	Andrew Yang
	Title:	Managing Member

Attachment A

Information regarding the managing member of OncologyCare Partners LLC is set forth below.

Name, Title	Title	Address	Principal Occupation	Citizenship
OncologyCare Holdings, LLC	Managing Member	5 Roland Brook Court Lutherville, MD 21093	Managing Member of OncologyCare Partners, LLC	Delaware, USA

Information regarding the managing member of OncologyCare Holdings LLC is set forth below.

Name, Title	Title	Address	Principal Occupation	Citizenship
Andrew Yang	Managing Member	5 Roland Brook Court Lutherville, MD 21093	Physician	USA